Exhibit 99.1

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

UNAUDITED FINANCIAL STATEMENTS

August 31, 2007

STARFIELD RESOURCES INC.
BALANCE SHEETS (Unaudited)
AS AT AUGUST 31
(all numbers are in thousands)

	Aug 31, 2007	February 28, 2007

ASSETS

Current
Cash	$12,189	$506
Receivables	317	175
Prepaid expenses and deposits	2,404	83
	14,910	764

Mineral properties (Note 3)	68,971	63,581
Equipment (Note 4)	829	719

	84,710	$65,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,665	$2,536
Current portion of capital lease obligations	141	141
	1,806	2,677

Capital lease obligations (Note 5)	111	185

Future income taxes	538	1,260
	2,455	4,122

Shareholders’ equity
Capital stock (Note 6)	95,979	72,516
Contributed surplus (Note 6)	3,381	2,412
Warrants (Note 6)	953	-
Deficit	(18,058)	(13,986)

	82,255	60,942

	$84,710	$65,064

Nature and continuance of operations (Note 1)
Commitments (Note 7)
Subsequent events (Note 9)

On behalf of the Board:

“Norman M. Betts”	“Shirley Mears”
Director	Director

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE INCOME
THREE and SIX MONTHS ENDED AUGUST 31
 (Unaudited)
 (all numbers, except loss per share, are in thousands)

	3 months ended August 31,		6 months ended August 31
	2007	2006	2007	2006

EXPENSES
General and administrative
Consulting fees	$25	$85	$47	$143
Directors’ fees	60	37	154	37
Investor relations	108	103	198	182
Legal and audit	267	60	529	97
Management compensation	299	61	540	85
Rent and office services	139	185	199	274
Transfer and regulatory fees	29	67	176	133
Travel and conferences	25	127	99	293
	952	725	1,942	1,244

Amortization	61	1	126	2
Stock-based compensation (Note 6)	2,413	-	2,891	1,202
Interest charges (income)	(89)	(1)	(165)	(1)

Loss before income taxes	3,337	725	4,794	2,447

Future income tax recovery	(722)	-	(722)	-

Net loss and comprehensive loss for the period	2,615	725	4,072	2,447

Deficit, beginning of period	15,443	13,607	13,986	11,885

Deficit, end of period	$18,058	$14,332	$18,058	$14,332

Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted average number of shares outstanding	265,281	194,465	228,814	182,676

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
STATEMENTS OF CASH FLOWS (Unaudited)
THREE and SIX MONTHS ENDED AUGUST 31
 (all numbers are in thousands)
	3 months ended August 31,		6 months ended August 31
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(2,615)	$(725)	$(4,072)	$(2,447)
Items not affecting cash:
Future income tax recovery	(722)	-	(722)	-
Stock-based compensation	2,413	-	2,891	1,202
Amortization of computers and office equipment	46	1	95	2

Changes in non-cash working capital items:
Receivables	305	65	(141)	(193)
Prepaid expenses and deposits	(2,346)	-	(2,322)	-
Accounts payable and accrued liabilities	513	(255)	(871)	116

Net cash used in operating activities	(2,406)	(914)	(5,142)	(1,320)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(3,259)	(5,892)	(5,391)	(9,790)
Amortization of exploration equipment	15	23	31	38
Acquisition of exploration equipment	(113)	(175)	(236)	(175)

Net cash used in investing activities	(3,357)	(6,044)	(5,596)	(9,927)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and units	5,854	-	23,911	16,029
Repayment of capital lease	(46)	-	(73)	-
Share issue costs	-	-	(1,417)	-

Net cash provided by financing activities	5,808	-	22,421	16,029

Change in cash	45	(6,958)	11,683	4,782

Cash, beginning of period	12,144	13,874	506	2,134

Cash, end of period	$12,189	$6,916	$12,189	$6,916

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and registered in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006.  The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake Nickel-Copper -Platinum-Palladium-Cobalt- property (Note 3).

The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production.  Currently, the Company has no producing mineral properties.  The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.

The consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2007. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended February 28, 2007.

Certain prior figures have been reclassified to agree with current presentation.

New policies adopted during the period are as follows:

a) Comprehensive earnings

Section 1530 introduces comprehensive earnings, which is composed of net earnings (loss) and other comprehensive earnings (loss) (OCE).  OCE comprises revenues, expenses, gains and losses that GAAP requires to be included in shareholder’s equity but are excluded from the calculation of net earnings (loss).  OCE includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign exchange currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities and changes in fair value of the effective portion of cash flow hedging instruments.  Cumulative changes in OCE are presented in accumulated other comprehensive earnings (loss) (AOCE) which is presented as a new category of shareholder’s equity on the balance sheet.

[1]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

The Company does not consider there to be any impact of Section 1530 - Comprehensive Income to its financial statements as at, and for the period ended, August 31, 2007.

b) Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.  Under this standard, all financial assets and liabilities are required to be measured at fair value on initial recognition except for certain related party transactions.  Measurement in subsequent periods depends on the classification as held-for-sale, available-for-sale, held-to-maturity, loans and receivables, or other financial assets and liabilities.  Transaction costs are expensed as incurred for financial instruments designated as held-for-trading.  For other financial instruments, transaction costs are either capitalized on initial recognition or expensed as incurred.  Starfield has elected to expense all transaction costs as incurred on its financial assets and liabilities.

Financial assets and liabilities designated as held-for-trading are measured at fair value with changes in those fair values recognized in financing and other costs.  Financial assets held-to-maturity, loans and receivables, and other financial assets and liabilities are measured at amortized cost using the effective interest method of amortization.  Available-for-sale assets are presented as investments on the balance sheet and are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in net income.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Investments in equity instruments over which the Company exercises significant influence and employs equity accounting are also measured at cost.

Derivative instruments are recorded on the balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in net earnings with the exception of derivatives which qualify for hedge accounting.

The Company considers the impact of financial instruments on its August 31, 2007 financial statements to be nil.

c) Hedges

Section 3865 outlines the criteria that must be satisfied in order for hedge accounting to be applied.  There are three permitted hedging strategies:  fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in self-sustaining foreign operations.  Hedge accounting is prospectively discontinued when the derivative no longer qualifies as an effective hedge or the derivative is terminated, sold, matures or expires.

The Company has no hedges in place at August 31, 2007 and did not into enter any hedging transactions during the six month period ended August 31, 2007.

[2]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

3.	MINERAL PROPERTIES

Aug. 31, 2007 (000’s)
Property acquisition and maintenance costs:
Balance, beginning of period	$2,188
Maintenance	136

Balance, end of period	2,324

Exploration costs:
Balance, beginning of period	61,393

Personnel	919
Air support including helicopter moves	1,496
Camp support costs, including fuel	1,975
Analytical and geophysical services	864
5,254

Balance, end of period	66,647

Balance, end of period	$68,971

Ferguson Lake claims

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $50,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

4.	EQUIPMENT

	August 31, 2007
	Cost (000’s)	Accumulated Amortization (000’s)	Net Book Value (000’s)

Furniture and fixtures	$298	$66	$232
Exploration equipment	366	187	179
Equipment under capital lease	579	161	418

	$1,243	$414	$829

[3]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

4.	EQUIPMENT (continued)

	February 28, 2007
	Cost (000’s)	Accumulated Amortization (000’s)	Net Book Value (000’s)

Furniture and fixtures	$63	$45	$18
Exploration equipment	366	156	210
Equipment under capital lease	578	87	491

	$1,007	$288	$719

5.           CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	August 31, 2007 (000’s)	February 28, 2007 (000’s)

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $13,351 including interest, secured by equipment.	$252	$326

Less: current portion	(141)	(141)

	$111	$185

Estimated minimum lease payments are as follows:

2008	$86	$160
2009	116	116
2010	70	70
2011	12	12

	284	358

Less amount representing interest	(32)	(32)

Balance of obligation	$252	$326

[4]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

6.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock (000’s)	Contributed Surplus (000’s)	Warrants (000’s)

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2007	200,849,847	$72,516	$2,412	-
Exercise of options	9,647,500	3,902	-	-
Exercise of warrants	11,265,456	4,909	-	-
Private placements	58,392,854	14,147	-	-
Warrants	-	-	-	953
Stock-based compensation	-	-	2,891	-
Contributed surplus on exercise of options	-	1,922	(1,922)	-

Share issuance costs	-	(1,417)	-	-

Balance, August 31, 2007	280,155,657	$95,979	$3,381	$953

During the six months ended August 31, 2007, the Company issued the following common shares:

i)
On March 27, 2007, the Company issued 27,142,855 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000.  Each unit consists of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years.  After four months from the date of issue, in the event that the Common Shares trade at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.  On August 28, 2007, the Company exercised its acceleration right in accordance with the terms outlined above (see Note 9 ii)).

The Company paid issuance costs of $1,416,900 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years.  Included in these costs was a cash payment of $142,100 and warrants to acquire 507,500 common shares issued as a result of a prior commitment.  Warrants were valued using the Black-Scholes option pricing model with the following assumptions:  3.97% risk-free interest rate, 2 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.

[5]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

6.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at August 31, 2007:

	Number of Shares (000’s)	Exercise Price	Expiry Date

Options
	175	$0.60	January 1, 2008
	1,640	$0.40	February 14, 2008
	600	$0.45	April 28, 2008
	150	$0.25	November 18, 2008
	150	$0.25	January 7, 2009
	1,540	$0.40	August 27, 2009
	925	$0.40	January 31, 2010
	1,250	$0.60	March 11, 2011
	3,063	$0.285	February 1, 2012
	2,587	$0.32	April 23, 2012
	1,200	$0.29	May 4, 2012
	2,800	$1.71	July 12, 2012
	16,080

Warrants	375	$0.50	December 28, 2007
	2,168	$0.50	January 20, 2008
	14,525	$0.30	March 27, 2009
	17,068

[6]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

6.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock options

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number (000’s)	Weighted Average Exercise Price	Number (000’s)	Weighted Average Exercise Price

Outstanding, February 28, 2007	22,202	$0.69	19,115	$0.41
Granted	20,195	0.29	7,870	0.82
Exercised	(11,266)	0.44	(9,647)	0.40
Expired/cancelled	(14,063)	0.75	(1,258)	0.58

Outstanding, August 31, 2007	17,068	$0.33	16,080	$0.60

Number currently exercisable	16,268	$0.33	8,493	$0.52

Stock-based compensation

During the six months ended August 31, 2007, the Company granted 7,870,000 stock options (2006 - 4,790,000) to directors, employees and consultants. The Company recognized $2,890,793 (2006 - $1,201,811) in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet.  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the six months ended August 31, 2007 was $0.70 (2006 - $Nil).

The following assumptions were used in the valuation of stock options granted:

	August 31, 2007	May 31, 2007

Risk-free interest rate	4.66%	4.12% - 4.18%
Expected life of options	5 years	5 years
Annualized volatility	60%	100%
Dividend rate	0.00%	0.00%

7.	COMMITMENTS

The Company leases its Toronto office under an agreement expiring October 31, 2008. Minimum annual rents are $147,000. The total minimum obligation under this lease over fiscal 2008 is $135,000.

[7]

STARFIELD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
AUGUST 31, 2007

8.         SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Aug 31, 2007 (000’s)	Aug. 31, 2006 (000’s)

Cash paid during the quarter for interest	$4	$1

Cash received during the quarter for interest	$93	$-

Cash paid during the year for income taxes	$-	$-

9.         SUBSEQUENT EVENTS

Subsequent to August 31, 2007, the Company:

i)	issued 1,860,000 common shares pursuant to the exercise of options for proceeds of $914,000;

ii)	issued 13,091,666 common shares pursuant to the exercise of purchase warrants for proceeds of $3,105,500; and

iii)	granted share purchase options to acquire 3,000,000 common shares at prices between $1.18 and $1.59 expiring in September 2012.
.

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